Exhibit 1



                                                   April 14, 2002




Grubb & Ellis Company
2215 Sanders Road, Suite 400,
Northbrook, IL 60062
Attention:  Barry M. Barovick, Chief
Executive Officer


    Re:  Warburg, Pincus Investors, L.P. Takeout



Mr. Barovick:

         Reference is herein made to that certain Option Agreement, by and among Warburg, Pincus Investors, L.P. ("Warburg"), Grubb & Ellis Company (the
"Company") and Bank of America, dated as of March 7, 2002 (the "Option Agreement") pursuant to which the Company has an option ("Refinancing Option") to replace the recent financing provided to the Company by Warburg, including the $5,000,000 Convertible Promissory Note, executed March 7, 2002 (the "Note"), the additional $6,000,000 loan contemplated pursuant to the Option Agreement and the approximately $4,158,431 on common equity investment in the Company (such financings referred to herein collectively as the "Warburg Transaction"). This letter agreement (this "Letter Agreement") sets forth the agreement of the parties hereto with respect to such Refinancing Option.

         Kojaian Ventures, L.L.C. ("KV") hereby agrees to provide to the Company the money necessary for the Company to exercise the Refinancing Option as provided in the Option Agreement and replace the Warburg Financing. The terms are:

1. KV shall provide to the Company Fifteen Million One Hundred Fifty-Eight Thousand Four Hundred Thirty-One Dollars ($15,158,431.00) plus interest accrued on the Note and Warburg's reasonable documented out-of-pocket expenses associated with the Note, which expenses shall not exceed $100,000.


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Grubb & Ellis Company
April 14, 2002
Page 2


2. Except as specified in paragraph 3, KV's investment shall be in the form of convertible subordinated indebtedness in the form used in the Warburg Transaction, modified to make KV the payee and with the following additional modifications:

     a.   Interest rate of 12% compounded quarterly;

     b. Upon conversion of the $11,000,000 indebtedness contemplated by this Letter Agreement, the Series A Preferred Stock shall have a dividend rate of 12% per annum; and

     c. The Series A Preferred Stock shall be adjusted so the dilution component of the Series A Preferred Stock (i) would be reduced from approximately 50% to 40%, (ii) would be based solely on the number of Adjusted Common Shares Outstanding and (iii) until the one (1) year anniversary of the closing of the transactions contemplated by this Letter Agreement, the minimum liquidation preference would be 150% of the Stated Value per share. For purposes of this Letter Agreement, the term "Adjusted Common Shares Outstanding" shall mean (w) the common shares outstanding as of the date hereof plus (x) those common stock options that are outstanding as of the date hereof and that have an exercise price equal to or less than $5.00 (other than those common stock options, if any, that are cancelled within 12 months after the closing of the transactions contemplated by this Letter Agreement) plus (y) all common stock options authorized but unissued as of the date hereof which are issued within 12 months after the closing of the transactions contemplated by this Letter Agreement plus (z) 50% of additional common stock options, if any, authorized after the date hereof and issued within 12 months after the closing of the transactions contemplated by this Letter Agreement; provided that the number of additional common stock options counted for purposes of this clause (z) shall not exceed that number of common stock options cancelled during such 12-month period.

3. The Company shall redeem at cost the 1,337,358 common stock shares issued to Warburg upon its exercise of warrants earlier this year and issue an equal number of such shares after redemption to KV or its designee at the same price per share paid to Warburg.

4. The Company shall pay down Six Million Dollars on its bank financing.

5. In all other respects KV shall be substituted for, have the rights, privileges and prerogatives of, and have the documentation used (but modified with the foregoing changes, other conforming changes and rewritten to substitute its name for Warburg) for, Warburg in the Warburg Transaction.

6. The consummation of the transactions contemplated by this Letter Agreement is subject to the following conditions:

     a. receipt by the Company of all necessary consents, approvals or waivers required by the lenders pursuant to the Amended and Restated Credit Agreement, by and among the Company and various financial institutions, dated as of December 31,


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Grubb & Ellis Company
April 14, 2002
Page 3


          2000, as amended by the First Amendment, dated as of August 22, 2001, the Second Amendment, dated as of November 29, 2001 and the Third Amendment, dated as of March 7, 2001 (the "Credit Agreement");

     b. receipt by the Independent Committee of the Company's Board of Directors (the "Independent Committee") from an independent financial advisor of a written opinion to the effect that the transactions contemplated in this Letter Agreement are fair from a financial point of view;

     c. definitive documentation embodying the terms of this Letter Agreement which is reasonably satisfactory to both parties; provided that the definitive documentation shall be substantially identical to the definitive documentation used in the Warburg Transaction, except as provided in this Letter Agreement and for such other conforming changes as are reasonably necessary to effect the intent of this Letter Agreement;

     d.   satisfaction  of  all  legal   requirements,   including  those  under
          applicable securities laws and regulations; and

     e. approval of this Letter Agreement by the Board of Directors of the Company in the exercise of their fiduciary duties; provided that in the event such approval is not obtained by 5:00 P.M. Eastern Daylight Savings Time, April 15, 2002, for any reason, KV shall have the right, at its sole option, to terminate immediately this Letter Agreement; and provided further that in the event approval of this Letter Agreement is rejected at any time by the Board of Directors, either party hereto may terminate this Letter Agreement immediately upon such rejection.

7. The Company will use its reasonable best efforts to seek satisfaction of each of the conditions set forth in paragraph 6. The parties shall endeavor in good faith to consummate the transactions contemplated herein, including but not limited to funding, pay off, documentation, filings, approvals and other necessary actions, as soon as possible but in no event later than May 13, 2002, at which date this Letter Agreement and the definitive documentation relating hereto shall become null and void and be of no further force and effect.

8. The Company represents and warrants that: subject to Section 6 herein, it has all necessary power and authority to enter into, execute and deliver this Letter Agreement and to perform all of the obligations to be performed by it hereunder and to consummate the transactions contemplated hereunder; this Letter Agreement has been duly authorized, executed and delivered by the Company and constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject, as to enforcement of remedies, to bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and to general equitable principles; the Independent Committee has recommended acceptance of this Letter Agreement; and all documents required to be filed under


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Grubb & Ellis Company
April 14, 2002
Page 4


the U.S. securities laws in respect of the Credit Agreement have been filed with the Securities and Exchange Commission by the Company.


9. Following the date of this Letter Agreement and until the earlier of (a) the closing of the transactions contemplated by this Letter Agreement, (b) the date on which any of the conditions set forth in Sections 6(a), (b) or (e) become not capable of being satisfied by May 13, 2002 (provided that the party asserting that a condition is not capable of being satisfied shall provide reasonable evidence supporting such determination to the other party) and (c) May 13, 2002, the Company shall not, directly or indirectly (i) initiate, solicit or encourage any inquiries or proposals that constitute, or could reasonably be expected to lead to, a proposal or offer for an alternative refinancing transaction of the type contemplated by this Letter Agreement (an "Alternative Proposal"), (ii) engage in negotiations or discussions concerning (and shall cease any current negotiations or discussions), or provide to any person or entity any confidential information or data relating to the Company for the purposes of, or otherwise cooperate with or assist or participate in, facilitate or encourage, any inquiries or the making of any Alternative Proposal, or (iii) agree to, approve or recommend any Alternative Proposal. Nothing in this Section 9 shall prevent the Company from providing confidential Company information to any director in connection with the exercise by such director of his fiduciary duties to the Company.

10. Upon execution of this letter by the Company, the amount of $1,000,000 which was delivered to Robert Walner as an earnest money deposit may be negotiated by the Company in a specially designated account to be used solely in connection with the transactions contemplated by this Letter Agreement and shall be credited against the amount described in paragraph 1 of this Letter Agreement. In the event that a closing of the transactions contemplated by this Letter Agreement does not occur for any reason other than solely as a result of a breach by KV of this Letter Agreement or the definitive documentation relating thereto, then upon request therefor by KV, said $1,000,000 shall immediately be returned by the Company to KV without interest or deduction.

         This Letter Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery by facsimile of an executed counterpart of any signature page to this Letter Agreement to be executed hereunder shall have the same effectiveness as the delivery of a manually executed counterpart thereof.



                           [Signature page to follow]


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Grubb & Ellis Company
April 14, 2002
Page 5


         IN WITNESS WHEREOF, the parties have caused this Letter Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

                                      Sincerely,

                                      KOJAIAN VENTURES, L.L.C.,
                                      a Michigan limited liability company

                                      By: Kojaian Ventures-MM, Inc., a Michigan
                                          corporation, Managing Member


                                          By: /s/ C. Michael Kojaian
                                              ------------------------------
                                              C. Michael Kojaian, President


ACCEPTED AND AGREED:
---------------------

GRUBB & ELLIS COMPANY


By /s/ Barry M. Barovick
   ----------------------------
Name:  Barry M. Barovick
Title: President, Chief Executive Officer